[Letterhead of Wyrick Robbins Yates & Ponton LLP]

February 24, 2005

VIA EDGAR DELIVERY
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Loryn Zerner, Esq., Mail Stop 4-6

Re:	Blackbaud, Inc.
Amendment No. 1 to Registration Statement on Form S-1
No. 333-122122

Ladies and Gentlemen:

With respect to the above-referenced filing, we recently became aware that the incorrect Registration Statement Number was used in the EDGAR filing. Instead of 333-112978, the Registration Statement Number should have been 333-122122.

On February 24, 2005, we re-filed the Amendment No. 1 to Form S-1 with the correct Registration Statement Number. We apologize for any inconvenience.

Thank you.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds